THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

February 7, 2017

VIA EDGAR

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 9, 2016

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Filed October 28, 2016

Response Dated January 9, 2017

File No. 1-01927

Dear Ms. Rocha:

This letter is in response to the letter, dated February 3, 2017 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Ms. Laura K. Thompson, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filings.

For the convenience of the Commission staff, we have repeated each of your comments in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.

The Company respectfully submits the following information in response to the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Note 5. Dissolution of Global Alliance with Sumitomo Rubber Industries, page 71

1.	We note your responses to comments 1 and 2.

•

Please provide us with a comparison of the implied consideration from SRI with the implied and explicit consideration from you for each component of the dissolution transaction and how the consideration impacted your accounting for each component. As part of your response, please help us understand why you gave GDTNA a $56 million promissory note, considering SRI acquired your 75% ownership interest.

•	Please tell us (a) your carrying value, (b) non-controlling interest, and (c) AOCI of each component as of October 1, 2015.

•	Please tell us how the fair value of each component of the transaction was estimated, including whether SRI participated in the estimation process and/or was in agreement with the estimated fair values.

•	Please tell us how the change in fair value of GDTNA, DGT, and the exclusive license from the preparation of the pro formas as of November 2, 2015, did not impact the cash portion you were required to pay as part of the dissolution transaction.

•	Please expand your disclosures for the dissolution transaction to provide a discussion of the implied and explicit consideration you gave to SRI and the implied consideration SRI gave to you for the components of the transaction and to provide the fair value information required by ASC 810-10-50-1B.d. and e. and ASC 820-10-50.

On June 4, 2015, the Company entered into the Framework Agreement with Sumitomo Rubber Industries, Ltd. (“SRI”). The Company paid SRI a net amount of $271 million upon closing of the dissolution transaction on October 1, 2015 and also delivered a promissory note for $56 million.

Prior to the dissolution, the Company owned 75% and SRI owned 25% of two companies, Goodyear Dunlop Tires Europe B.V. (“GDTE”) and Goodyear Dunlop Tires North America, Ltd. (“GDTNA”). In Japan, the Company owned 25% and SRI owned 75% of two companies, Nippon Goodyear Ltd. (“NGY”) and Dunlop Goodyear Tires Ltd. (“DGT”).

Pursuant to the Framework Agreement, the Company sold its 75% interest in GDTNA, 25% interest in DGT and Huntsville, Alabama test track to SRI. The Company acquired SRI’s 75% interest in NGY and 25% interest in GDTE. SRI also obtained exclusive rights to sell Dunlop brand tires in countries that were previously non-exclusive under the global alliance, including Russia, Turkey and certain countries in the Middle East and Africa. The Company retained the exclusive rights to sell Dunlop brand tires in the replacement market on a royalty-free basis in the U.S., Canada and Mexico.

•	The implied consideration represented the Company’s estimate of fair value for each component of the dissolution transaction and, as required by ASC 845-10-30-21 and ASC 845-10-30-1, was used as the basis for our financial accounting for each component which was discussed in our response to comment 1 in our letter to you dated January 9, 2017. The explicit consideration, implied consideration, net carrying value inclusive of the non-controlling interest and AOCL immediately prior to the dissolution, and pre-tax gain/(loss) with respect to the components of the dissolution transaction are summarized below:

(in millions USD)
Component	Explicit Consideration	Implied Consideration	Net Carrying Value (inclusive of non-controlling interest and AOCL)		Pre-Tax Gain/(Loss)

GDTE	$(387)	$(550)	$1,115	(a)	—
NGY	$(29)	$(31)	$14	(b)	$(5)
GDTNA	$125	$228	$205	(c)	$23
DGT	$14	$67	$25	(d)	$42
Test Track	$6	$4	$3	(e)	$1
North America Rights	—	$(8)	—		—
EMEA Rights	—	$19	—		$19
Transaction Costs and Other					$(4)
Net Product Liability Claims					$(28)

Total	$(271)	$(271)			$48

(a)	Amount represents the carrying value of $1,637 million less the carrying value of the non-controlling interest of $522 million.
(b)	Amount reflects the carrying value of our investment of $9 million and AOCL of $5 million prior to recognizing the 75% acquired interest. A loss of $5 million was recognized representing the net result of the fair value remeasurement of our previously held equity interest and the recognition of foreign exchange losses previously included in AOCL.
(c)	Amount represents the carrying value of $32 million, AOCL of $184 million, and the promissory note from the Company of $56 million, less non-controlling interest of $67 million.
(d)	Amount represents the carrying value of our investment of $15 million and AOCL of $10 million.
(e)	Amount represents the carrying value.

The explicit consideration was a total net cash payment by the Company of $271 million, which was agreed to by the Company and SRI as a result of arm’s length negotiations which were completed on June 4, 2015. This negotiation process also included the allocation of the explicit consideration to some of the components of the dissolution transaction as set forth above. The starting point for these negotiations was primarily net book value consistent with certain provisions of the original joint venture agreement. Accordingly, the allocation of the explicit consideration did not involve the type of fair value analysis required by the applicable accounting standards referenced above. Also, explicit consideration was not allocated to some components of the dissolution transaction such as the rights to the Dunlop brand in North America and in certain countries in Europe, the Middle East and Africa (“EMEA”). Following the closing of the dissolution transaction on October 1, 2015, we, with the assistance of a third party valuation specialist, estimated the fair value of each component of the dissolution transaction as of October 1, 2015 in order to determine the implied consideration for our accounting of the transaction in our consolidated financial statements.

As of closing of the dissolution transaction, the Company owed GDTNA $224 million related to an intercompany loan that had previously been eliminated upon consolidation of GDTNA in the Company’s consolidated financial statements. Upon the closing of the dissolution transaction, 75% of the loan, which represented the Company’s ownership interest was forgiven. In conjunction with the closing of the dissolution transaction, the Company delivered a promissory note for $56 million, which approximated fair value, representing SRI’s 25% interest in the GDTNA loan receivable from the Company.

•	The carrying value/net assets, carrying value of the non-controlling interest, and AOCI/(AOCL) balance for each component of the dissolution transaction, before recognizing the impacts of the dissolution transaction on October 1, 2015, are summarized below:

(in millions USD)
Component	Net Assets		Carrying value of non-controlling interest	AOCI/(AOCL)

GDTE	$1,637		$522	$(107	)(a)
NGY	$9		—	$(5)
GDTNA	$32	(b)	$67	$(184)
DGT	$15		—	$(10)
Test Track	$3		—	—
North America Rights	—		—	—
EMEA Rights	—		—	—

(a)	Amount represents the AOCL of the non-controlling interest which is also included in the $522 million above.
(b)	Amount excludes the promissory note of $56 million.

•	In order to determine the estimated fair value of each component of the dissolution transaction, the Company engaged a third party valuation specialist to assist the Company in completing its fair value measurements. Below is a summary of the fair value methodologies used for each component of the dissolution transaction:

•	Acquisition of 25% interest in GDTE – We applied the Income and Market approaches, specifically a discounted cash flow method and the Guideline Public Company Method (“GPCM”). The discounted cash flow method used forecasted financial information. The GPCM used comparable publicly traded guideline companies.

•	Acquisition of 75% interest in NGY - We applied the Income and Cost approaches, specifically a discounted cash flow method and the Adjusted Net Asset Value (“NAV”) method.

•	Sale of 75% interest in GDTNA - We applied the Income and Market approaches, specifically a discounted cash flow method and the GPCM. The discounted cash flow method used forecasted financial information. The GPCM used comparable publicly traded guideline companies.

•	Sale of 25% interest in DGT - We applied the Income and Market approaches, specifically a dividend discount model and the GPCM. The dividend discount model used expected dividend payments. The GPCM used comparable publicly traded guideline companies.

•	Sale of Huntsville, Alabama test track - We applied the Cost and Market approaches, specifically the Cost approach to value certain personal property and a Market approach to value certain assets with a large amount of readily available comparable sales.

•	Sale and acquisition of rights – We applied the Income approach, specifically the Relief from Royalty Method to value the acquired rights in North America and the With and Without Method to value the sale of non-exclusive rights in EMEA.

SRI participated in the arm’s length negotiations of the Framework Agreement and agreed with the explicit consideration noted above, including its allocation to the individual components. SRI did not participate in the Company’s estimation process used to determine fair value of the components of the dissolution transaction (i.e., the implied consideration), nor were they asked to agree with the estimated fair values we developed for accounting purposes.

•

Pursuant to the Framework Agreement, the Company agreed to pay SRI $271 million upon closing of the dissolution transaction and deliver a promissory note for $56 million. The amount of the total net payment was fixed pursuant to the terms of the Framework Agreement, and the Framework Agreement did not provide for any post-closing purchase price adjustments for changes in carrying values or fair value estimates subsequent to the dissolution of the global alliance on October 1, 2015. Therefore, the changes in our preliminary estimates of the fair value of GDTNA, DGT and the exclusive license reflected in the November 2, 2015 pro forma financial statements did not impact the total net cash we paid as part of the dissolution transaction.

•	The Company will expand its disclosures for the dissolution transaction in its Form 10-K for the fiscal year ended December 31, 2016 and, to the extent applicable, in other future filings to provide a discussion of the implied and explicit consideration that we paid to SRI. We understand ASC 810-10-50-1B.d. and e. to be applicable to measuring the fair value of a retained interest of a deconsolidated subsidiary. We do not have a retained interest in GDTNA, which we deconsolidated on October 1, 2015. We considered the requirements of ASC 820-10-50 and we have not included additional disclosures for the 75% acquired interest of NGY based on the insignificance of the acquired interests, which had an estimated fair value of $31 million. We also considered the requirements of ASC 820-10-50 for the 25% acquired interest of GDTE, which was accounted for as an equity transaction, and have concluded that the referenced guidance was not applicable to this part of the dissolution transaction. Our proposed additional disclosures are set forth below and indicated by underline:

“Note 5. Dissolution of Global Alliance with Sumitomo Rubber Industries

On October 1, 2015, the Company completed the previously announced dissolution of its global alliance with SRI in accordance with the terms and conditions set forth in the Framework Agreement, dated as of June 4, 2015, by and between the Company and SRI.

Prior to the dissolution, the Company owned 75% and SRI owned 25% of two companies, Goodyear Dunlop Tires Europe B.V. (“GDTE”) and Goodyear Dunlop Tires North America, Ltd. (“GDTNA”). GDTE owns and operates substantially all of the Company’s tire businesses in Western Europe. GDTNA had rights to the Dunlop brand and operated certain related businesses in North America. In Japan, the Company owned 25% and SRI owned 75% of two companies, one, Nippon Goodyear Ltd. (“NGY”), for the sale of Goodyear-brand passenger and truck tires for replacement in Japan and the other, Dunlop Goodyear Tires Ltd. (“DGT”), for the sale of Goodyear-brand and Dunlop-brand tires to vehicle manufacturers in Japan.

Pursuant to the Framework Agreement, the Company sold to SRI its 75% interest in GDTNA for $125 million, 25% interest in DGT for $14 million and Huntsville, Alabama test track used by GDTNA for $6 million. Accordingly, the Company no longer has any remaining ownership interests in GDTNA, DGT or the Huntsville, Alabama test track. With the sale of GDTNA, SRI obtained full ownership of the Dunlop motorcycle tire business in North America and the rights to sell Dunlop-brand tires to Japanese vehicle manufacturers in the United States, Canada and Mexico. The Company retained exclusive rights to sell Dunlop-brand tires in both the consumer and commercial replacement markets of the United States, Canada and Mexico as well as to non-Japanese vehicle manufacturers in those countries.

The Company also acquired SRI’s 75% interest in NGY for $29 million and 25% interest in GDTE for $387 million. Accordingly, the Company now has full ownership interests in NGY and GDTE. In addition, SRI obtained exclusive rights to sell Dunlop-brand tires in those countries that were previously non-exclusive under the global alliance, including Russia, Turkey and certain countries in Africa.

We paid SRI a net amount of $271 million upon closing of the transactions described above. In addition, we delivered a promissory note to GDTNA in an initial principal amount of $56 million, with a maturity date three years following the date of dissolution and at an interest rate of LIBOR plus 0.1%, that represented SRI’s 25% interest in a GDTNA loan receivable from the Company.

The contractual net consideration paid of $271 million, discussed above, represented an amount agreed to by the Company and SRI as a result of arm’s length negotiations for the dissolution of the global alliance. In order to appropriately account for the various components of the dissolution transaction within its consolidated financial statements, the Company independently estimated the fair value of each component of the dissolution transaction as of the October 1, 2015 closing date using commonly used fair value measurement techniques, such as discounted cash flow methods and market approaches based on comparable companies, in order to determine the fair value of consideration for each component and the gain or loss on the dissolution transaction.

The Framework Agreement also provided that we and SRI would conduct an orderly sale of the SRI common stock held by us and the Goodyear common stock held by SRI. As of December 31, 2015, the Company sold all of its common stock in SRI resulting in total proceeds of $47 million and a pre-tax gain of $30 million that was recorded within Other (Income) Expense.

In addition to the gain recognized on the sale of SRI common stock, the Company recognized a pre-tax gain of $48 million on the transactions described above that was recorded in Other (Income) Expense. The net gain on the transaction, after taxes, was $38 million. ~~The net gain on the transaction primarily resulted from the sale of GDTNA and DGT as well as the fair value of the rights acquired by SRI from the Company to sell Dunlop-brand tires in those countries that were previously non-exclusive under the global alliance, net of transaction costs.~~ The net pre-tax gain on the dissolution transaction of $48 million is comprised of the following (in millions):

Pre-tax gain on sale of a controlling interest in GDTNA	$23
Pre-tax gain on sale of a non-controlling investment in DGT	$42
Pre-tax gain on sale of non-exclusive rights	$19
Transaction costs and other	$(8)
Net product liability claims	$(28)
$48

Pursuant to the Framework Agreement, the Company will defend product liability claims related to GDTNA’s historical operations. We recorded a net liability of $28 million reflecting the estimated cost of the Company’s obligation to defend those product liability claims net of the amount recorded for the indemnification of those claims provided by SRI to the Company under the Framework Agreement.

Prior to October 1, 2015, GDTE’s assets and liabilities were included in our consolidated balance sheets and GDTE’s results of operations were included in our consolidated statements of operations, which also reflected SRI’s minority interest in GDTE. Subsequent to October 1, 2015, we continue to include GDTE in our consolidated balance sheets and consolidated statements of operations; however, there is no minority interest impact to our results of operations related to GDTE. Additionally, prior to October 1, 2015, we accounted for NGY under the equity method as we did not have a controlling financial interest in NGY. Subsequent to October 1, 2015, we have a controlling interest in NGY and, accordingly, NGY’s assets and liabilities are included in our consolidated balance sheet as of December 31, 2015, and NGY’s results of operations are included in our consolidated statements of operations. The effects of the acquisition of NGY were not material to our consolidated balance sheet or results of operations as of and for the year ended December 31, 2015.

For the year ended December 31, 2015, the Company had classified the closing payment of $271 million as cash flows from financing activities as the acquisition of the minority shareholder’s equity in GDTE represents the predominant use of these proceeds.

The Company and SRI entered into various supply agreements, licenses, transition services agreements, releases and other ancillary agreements in connection with the Framework Agreement to give effect to the dissolution and/or to set forth arrangements between the Company and SRI following the dissolution. The Company and SRI also each agreed to indemnify the other for certain losses arising out of breaches of representations and warranties, covenants and other specified matters, including product liability matters. The Company recorded an indemnification asset of $32 million for SRI’s obligation to reimburse the Company for certain product liability claims related to periods prior to the dissolution, subject to certain caps and restrictions. At December 31, 2016, a total indemnification asset of $35 million is recorded within Accounts Receivable of $6 million and Other Assets of $29 million. The range of possible outcomes for the indemnification receivable is not material to the Company’s financial statements.

As a result of the sale of GDTNA and the acquisition of the minority interest in GDTE in 2015, we recognized a net decrease in AOCL of $77 million, comprised of a reduction of $184 million for GDTNA accumulated pension-related losses that were recognized in the net gain on sale for the transaction, partially offset by an increase of $107 million primarily for GDTE pension-related losses that were reclassified from minority shareholders’ equity into AOCL. We also recognized an increase in our capital surplus of $60 million related to our acquisition of the minority interest in GDTE.”

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Note 4, Income Taxes, page 10

2.	We note your response to comment 4. Considering the significance of the $163 million tax benefit you received due to the US tax election for years 2009, 2010 and 2012, please expand your disclosures to provide investors with a better understanding of the facts and circumstances that led to the decision. Please also expand your critical accounting policy disclosures you provide in MD&A in your Form 10-K that discusses the positive and negative evidence you considered in determining that your foreign tax credits deferred tax asset is realizable prior to expiration. This discussion should include an explanation of the transactions that generate the foreign tax credits and how you generated foreign source income without repatriation of foreign subsidiary earnings along with the risks associated with being able to generate sufficient amount to realize the deferred tax assets.

The Company will expand its disclosures related to the U.S. tax election for years 2009, 2010 and 2012 in its Form 10-K for the fiscal year ended December 31, 2016 and, to the extent applicable, in other future filings as follows.

In the Consolidated Results of Operations section of MD&A, when discussing the $163 million benefit from changing our election, the following disclosures will be added:

“Since making our initial election to deduct foreign taxes paid, as opposed to taking them as a credit, the profitability of our U.S. operations has significantly improved. In 2014, as a consequence of our U.S. operations being in a position of cumulative profits for the most recent three-year period, we released our U.S. valuation allowance on our deferred tax assets including our foreign tax credits. Our U.S. profitability has continued and the Company currently forecasts sufficient income of the appropriate character that will allow us to fully utilize these additional foreign tax credits before expiration. Based on these facts, we elected to claim a credit instead of deducting these foreign taxes.”

In the Critical Accounting Policies section of MD&A, the following disclosures will be added:

“The 2016 income tax benefit included a $163 million tax benefit resulting from changing our election for our 2009, 2010 and 2012 U.S. tax years from deducting foreign taxes to crediting foreign taxes. With regard to our foreign tax credits, for many years prior to 2015, we incurred losses in the U.S. for tax purposes that offset our income from foreign sources. These losses limited our ability to utilize foreign tax credits generated primarily from the receipt of foreign dividends, and was considered negative evidence as to the Company’s ability to utilize these credits before they expired. However, since our initial election, we have generated significant domestic source taxable income and our forecasts have domestic profitability continuing for the foreseeable future. Due to this improvement in domestic income since 2014, we will utilize all of our U.S. federal net operating losses as of the filing of our tax return for the year ended December 31, 2016 and, thus, are now in a position to begin using our existing excess foreign tax credits from prior years as well as the additional foreign tax credits related to this change in election. Our earnings and projections along with three significant sources of foreign source income provided us sufficient positive evidence to avoid setting up a valuation allowance against these credits despite the negative evidence of their limited carryforward period. Our sources are (1) domestic profitability of which 50% is required to be re-characterized as foreign source income under current U.S. tax law, (2) annual net foreign source income, exclusive of dividends, primarily from royalties, and (3) if necessary, we can enact tax planning strategies including the ability to capitalize our research and development costs annually and to repatriate foreign subsidiary earnings that are not permanently reinvested, which would increase our taxable income and the amount allocated to foreign source income. There is a risk that future foreign source income will not be sufficient to fully utilize the foreign tax credits, however, we believe that it is more likely than not that the sources of foreign taxable income noted above will allow us to fully utilize our foreign tax credits one to two years prior to their various expiration dates.”

3.	We note your response to comment 5. Please provide us with a more comprehensive explanation of how the change from payables to equity in the Venezuelan subsidiary’s statutory financial statements led to the recognition of a valuation allowance. Please also tell us what specifically the deferred tax asset was created for, when you recognized the related deferred tax asset and how you recognized the deferred tax asset in your consolidated financial statements. If the deferred tax asset was recognized at the same time as the valuation allowance, why is there not an offset for the recognition of the deferred tax asset.

The deconsolidation of our Venezuelan subsidiary (“GY VZ”) as of December 31, 2015 resulted in the recording of a deferred tax asset in the U.S. related to U.S. dollar denominated payables owed to the Company by GY VZ since the Company recognized a charge for the year ended December 31, 2015 for the receivables written off related to these GY VZ payables. This deferred tax asset represented a potential ordinary bad debt deduction in the U.S. In addition, at December 31, 2015, GY VZ was not in a negative equity position. During the third quarter of 2016, due to continued deterioration in the value of the Venezuelan bolivar fuerte, the Company converted substantially all of these U.S. dollar denominated payables into GY VZ’s capital in order to cure a potential negative equity position of GY VZ, as required by Venezuelan law. By converting these payables to equity in the third quarter of 2016, it changed the character of the potential deduction in the U.S. from an ordinary bad debt deduction to a potential capital loss deduction. When it was considered an ordinary bad debt deduction in the U.S., we only required ordinary income to generate a tax benefit, thus we determined that there was no need for a valuation allowance at that time based on our sufficient taxable income. However, after the conversion to equity in the third quarter of 2016 and re-characterization to a potential capital loss, a future tax benefit can now only be realized to the extent of capital gains or in the event of a determination that the equity of GY VZ is worthless. Since tax accounting rules do not allow for companies to anticipate the worthlessness of an investment and we are uncertain if we will have sufficient future capital gains to realize the deferred tax asset, we established a full valuation allowance in the third quarter of 2016. The following disclosures will be added to our Form 10-K for the fiscal year ended December 31, 2016 and, to the extent applicable, in other future filings:

“The 2016 income tax benefit included a $39 million tax charge to establish a valuation allowance in the U.S. on deferred tax assets related to receivables from our deconsolidated Venezuelan operations. These receivables were written off in the fourth quarter of 2015 when Venezuela was deconsolidated and the Company, at that time, recorded deferred tax assets for a potential bad debt deduction in the U.S. During the third quarter of 2016, these receivables were contributed to Venezuela’s capital, necessitating the need for a valuation allowance against these deferred tax assets due to uncertainty as to whether we will be able to generate sufficient future capital gains to fully realize the deduction that is now characterized as a potential capital loss.”

*            *             *

Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-4660.

Respectfully submitted,

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ Evan M. Scocos
Evan M. Scocos
Vice President and Controller

cc:	Tracey Houser, U.S. Securities and Exchange Commission

Laura K. Thompson, The Goodyear Tire & Rubber Company